Exhibit 1

Westpac GROUP

Pillar 3 Report
December 2019

Incorporating the requirements of APS330

Little Ripper

A Westpac Little Ripper drone in flight above bushfire affected areas. A trial initiative supported by Westpac, in partnership with WIRES, is using innovative technology to assist with wildlife search and rescue.

Westpac Banking Corporation
ABN 33 007 457 141

Pillar 3 report Table of contents

Structure of Pillar 3 report

Executive summary	3
Introduction	5
Group structure	7
Capital overview	8
Leverage ratio	12
Credit risk exposures	13
Securitisation	17
Liquidity coverage ratio	20
Appendix
Appendix I | APS330 Quantitative requirements	21
Disclosure regarding forward-looking statements	22

In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise).

In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars.

Any discrepancies between totals and sums of components in tables contained in this report are due to rounding.

In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III.

Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

2 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Executive summary

%	31 December 2019	30 September 2019	31 December 2018
Level 2 Regulatory capital structure
Common equity Tier 1 capital ratio %	10.8	10.7	10.4
Additional Tier 1 capital %	2.1	2.2	2.4
Tier 1 capital ratio %	12.8	12.8	12.8
Tier 2 capital %	2.7	2.8	2.0
Total regulatory capital ratio %	15.5	15.6	14.8

APRA leverage ratio %	6.0	5.7	5.7
Level 1 Common equity Tier 1 capital ratio (CET1) %	11.1	11.0	10.2

Westpac’s common equity Tier 1 (CET1) capital ratio was 10.8% at 31 December 2019. The CET1 ratio was higher than the 10.7% ratio reported in September 2019 reflecting earnings for the quarter, the institutional placement completed in November 2019 (raising $2.0 billion of CET1 capital) and the share purchase plan completed in December 2019 (raising approximately $0.77 billion of CET1 capital). These were partly offset by the payment of the 2019 final dividend and an increase in risk weighted assets (RWA).

$m	31 December 2019	30 September 2019	31 December 2018
Risk weighted assets at Level 2
Credit risk	361,400	367,864	361,173
Market risk	9,005	9,350	8,129
Operational risk	54,206	47,680	38,883
Interest rate risk in the banking book	10,989	530	8,328
Other	6,888	3,370	3,060
Total RWA	442,487	428,794	419,573

Total Exposure at Default	1,039,769	1,054,178	1,026,652

Total RWA increased $13.7 billion or 3.2% this quarter. This was due to an increase in non-credit risk RWA partly offset by a reduction in credit risk RWA.

The $6.5 billion decrease in credit risk RWA included:

•                  A decrease in mark-to-market related credit risk and counterparty credit risk RWA of $3.9 billion, including movements in market rates;

•                  A $2.2 billion reduction in RWA from a combination of: lower portfolio balances (Australian mortgages and corporate); improvements in asset quality from lower consumer delinquencies; and some portfolio mix effects;

•                  Model changes for a segment of the residential mortgage portfolio which reduced RWA by $1.4 billion; and

•                  Foreign currency translation impacts which increased RWA by $1.0 billion mainly from the appreciation of the NZ$ against the A$.

The $20.2 billion increase in non-credit RWA included:

•                  An increase in interest rate risk in the banking book (IRRBB) RWA of $10.5 billion from:

o                Westpac’s implementation of a new IRRBB model more suited to low interest rates, which will need to be approved by APRA. Until the model is finalised and approved, Westpac is including an overlay in its IRRBB RWA. At December 2019 the overlay increased RWA by $6.3 billion (which equates to $500 million of capital); and

o                Higher repricing and yield risk and a lower embedded gain from rising interest rates over the quarter ($4.2 billion);

•                  An increase of $6.5 billion in operational risk RWA mainly from the additional $500 million capital overlay imposed by APRA in response to the magnitude and nature of issues alleged by AUSTRAC in its Statement of Claim; and

•                  An increase of $3.5 billion mainly due to the adoption of AASB 16 Leases on 1 October 2019 in other assets RWA.

Exposure at Default

Exposure at default (EAD) decreased $14.4 billion (or 1.4%), primarily due to a change in EAD measurement for a segment of the residential mortgage portfolio and reductions in derivatives exposure mainly reflecting movements in market rates.

Westpac Group December 2019 Pillar 3 Report | 3

Pillar 3 report Executive summary

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure1. At 31 December 2019, Westpac’s leverage ratio was 6.0%, up from 5.7% in September 2019, reflecting higher Tier 1 capital and lower on balance sheet and derivatives exposures.

Liquidity Coverage Ratio (LCR)

Westpac’s average LCR for the quarter ending 31 December 2019 was 132% (September quarter 2019: 132%)2.

1  As defined under Attachment D of APS110: Capital Adequacy

2  Calculated as a simple average of the daily observations over the relevant quarter.

4 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Introduction

Westpac Banking Corporation is an Authorised Deposit –taking Institution (ADI) subject to regulation by the APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.

In accordance with APS330 Public Disclosure, financial institutions that have received this accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly.

In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for:

•	Capital instruments under Attachment B of APS330; and

•	The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually).

Capital instruments disclosures are updated when:

•	A new capital instrument is issued that will form part of regulatory capital; or

•	A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed.

[1] http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Westpac Group December 2019 Pillar 3 Report | 5

Pillar 3 report Group structure

Westpac seeks to ensure that it is adequately capitalised at all times. APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels:

•

Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy;

•

Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and

•	Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities.

Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2.

The Westpac Group

The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation.

Accounting consolidation3

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases.

Group entities excluded from the regulatory consolidation at Level 2

Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities:

•	insurance;

•	acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management;

•	non-financial (commercial) operations; or

•	special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation.

Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities.

1 APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI.
[2] Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report.
[3] Refer to Note 31 of Westpac’s 2019 Annual Report for further details.

6 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Group structure

Subsidiary banking entities

Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank-PNG-Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2.

Restrictions and major impediments on the transfer of funds or regulatory capital within the Group

Minimum capital (‘thin capitalisation’) rules

Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules.

Tax costs associated with repatriation

Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated.

Intra-group exposure limits

Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk.

Prudential regulation of subsidiary entities

Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2.

On 4 November 2019, the RBNZ advised it would change WNZL’s conditions of registration to remove the 2% overlay applying to its minimum capital requirements from 31 December 2019. This overlay had been in place since 31 December 2017 following the RBNZ’s review of WNZL’s compliance with the RBNZ’s ‘Capital Adequacy Framework’ (Internal Models Based Approach) (BS2B).

1       For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis.

Westpac Group December 2019 Pillar 3 Report | 7

Pillar 3 report Capital overview

Capital management strategy

Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•	the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans;

•	consideration of both regulatory and economic capital requirements;

•	a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and

•	consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

In light of APRA’s ‘unquestionably strong’ capital benchmarks, Westpac will seek to operate with a CET1 capital ratio above 10.5% in March and September as measured under the existing capital framework. Additional buffers may also be held to reflect challenging or uncertain environments. This also takes into consideration:

•

current regulatory capital minimums and the capital conservation buffer (“CCB”), which together are the total CET1 requirement. In line with the above, the total CET1 requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to domestic systemically important banks (D-SIBs)[1];

•	stress testing to calibrate an appropriate buffer against a downturn; and

•	quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Should the CET1 ratio fall below the total CET1 requirement, restrictions on the distribution of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 capital distributions and discretionary staff bonuses.

Westpac will revise its target capital levels once APRA finalises its review of the capital adequacy framework.

Westpac’s capital adequacy ratios

%	31 December 2019	30 September 2019	31 December 2018
The Westpac Group at Level 2
Common equity Tier 1 capital ratio	10.8	10.7	10.4
Additional Tier 1 capital	2.1	2.2	2.4
Tier 1 capital ratio	12.8	12.8	12.8
Tier 2 capital	2.7	2.8	2.0
Total regulatory capital ratio	15.5	15.6	14.8
The Westpac Group at Level 1
Common equity Tier 1 capital ratio	11.1	11.0	10.2
Additional Tier 1 capital	2.1	2.2	2.5
Tier 1 capital ratio	13.2	13.2	12.7
Tier 2 capital	2.7	2.9	2.1
Total regulatory capital ratio	15.9	16.1	14.8
Westpac New Zealand Limited’s capital adequacy ratios
%	31 December 2019	30 September 2019	31 December 2018
Westpac New Zealand Limited
Common equity Tier 1 capital ratio	11.4	11.3	12.0
Additional Tier 1 capital	2.6	2.6	2.8
Tier 1 capital ratio	14.0	13.9	14.8
Tier 2 capital	1.9	2.0	2.1
Total regulatory capital ratio	15.9	15.9	16.9

[1] Noting that APRA may apply higher CET1 requirements for an individual ADI.

8 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Capital overview

Recent regulatory capital developments

RBNZ Capital Review

On 5 December 2019 the RBNZ finalised its changes to the capital adequacy framework in New Zealand. The changes reflect the RBNZ’s final decisions on the proposals outlined in the paper “Capital Review Paper 4: How much capital is enough?” released in December 2018.

The new framework includes the following key components:

•	Setting a Tier 1 capital requirement of 16% of risk weighted assets (RWA) for systemically important banks (including Westpac New Zealand Limited (WNZL)) and 14% for all other banks;

•	Additional Tier 1 capital (AT1) can comprise no more than 2.5% of the 16% Tier 1 capital requirement;

•	Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 instruments will be phased out over a seven year period;

•	Maintaining the existing Tier 2 capital requirement of 2% of RWA; and

•	Recalibrating RWA for internal rating based banks, such as WNZL, such that aggregate RWA will increase to 90% of standardised RWA.

The RBNZ’s new capital regime will take effect from 1 July 2020, and New Zealand banks will be given up to seven years to fully comply.

Operational Risk Capital Overlay

On 17 December 2019 APRA announced an investigation into Westpac following AUSTRAC’s Statement of Claim which was released on 20 November 2019. As part of the announcement, APRA imposed an additional $500 million capital overlay in response to the magnitude and nature of issues alleged by AUSTRAC in its statement of claim. The additional overlay applied from 31 December 2019.

Westpac Group December 2019 Pillar 3 Report | 9

Pillar 3 report Capital overview

Capital requirements

This table shows risk weighted assets and associated capital requirements1 for each risk type included in the regulatory assessment of Westpac’s capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

31 December 2019	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	73,249	1,072	74,321	5,946
Business lending	35,096	896	35,992	2,879
Sovereign	1,723	1,073	2,796	224
Bank	7,758	35	7,793	623
Residential mortgages	130,001	4,833	134,834	10,787
Australian credit cards	4,897	-	4,897	392
Other retail	12,222	881	13,103	1,048
Small business	16,535	-	16,535	1,323
Specialised lending	55,771	488	56,259	4,501
Securitisation	5,647	-	5,647	452
Mark-to-market related credit risk[3]	-	9,224	9,224	738
Total	342,899	18,502	361,400	28,913
Market risk			9,005	720
Operational risk			54,206	4,336
Interest rate risk in the banking book			10,989	879
Other assets[4]			6,888	551
Total			442,487	35,399

30 September 2019	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	74,807	1,166	75,973	6,078
Business lending	35,470	950	36,420	2,914
Sovereign	2,068	1,069	3,137	251
Bank	8,339	46	8,385	671
Residential mortgages	131,629	5,010	136,639	10,931
Australian credit cards	5,089	-	5,089	407
Other retail	12,395	894	13,289	1,063
Small business	16,090	-	16,090	1,287
Specialised lending	55,262	518	55,780	4,462
Securitisation	5,749	-	5,749	460
Mark-to-market related credit risk[3]	-	11,313	11,313	905
Total	346,898	20,966	367,864	29,429
Market risk			9,350	748
Operational risk			47,680	3,814
Interest rate risk in the banking book			530	42
Other assets[4]			3,370	270
Total			428,794	34,303

1    Total capital required is calculated as 8% of total risk weighted assets.

2    Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

3    Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

4      Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

10 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Capital overview

31 December 2018	IRB	Standardised	Total Risk	Total Capital
$m	Approach	Approach[2]	Weighted Assets	Required[1]
Credit risk
Corporate	72,452	1,921	74,373	5,950
Business lending	35,367	1,038	36,405	2,912
Sovereign	1,616	985	2,601	208
Bank	6,440	36	6,476	518
Residential mortgages	130,307	5,371	135,678	10,854
Australian credit cards	6,136	-	6,136	491
Other retail	13,650	989	14,639	1,171
Small business	16,454	-	16,454	1,316
Specialised lending	55,753	461	56,214	4,497
Securitisation	5,735	-	5,735	459
Mark-to-market related credit risk[3]	-	6,462	6,462	517
Total	343,910	17,263	361,173	28,893
Market risk			8,129	650
Operational risk			38,883	3,111
Interest rate risk in the banking book			8,328	666
Other assets[4]			3,060	245
Total			419,573	33,565

[1]      Total capital required is calculated as 8% of total risk weighted assets.

[2]      Westpac’s Standardised risk weighted assets are categorised based on their equivalent IRB categories.

[3]      Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.

[4]      Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

Westpac Group December 2019 Pillar 3 Report | 11

Pillar 3 report Leverage ratio disclosure

Leverage ratio

The following table summarises Westpac’s leverage ratio. This has been determined using APRA’s definition of the leverage ratio as specified in APS110 Capital Adequacy.

$ billion	31 December 2019	30 September 2019	30 June 2019	31 March 2019
Tier 1 Capital	56.8	55.1	53.7	53.9
Total Exposures	948.7	968.8	946.7	942.4
Leverage ratio	6.0%	5.7%	5.7%	5.7%

12 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Credit risk exposures

Summary credit risk disclosure

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
31 December 2019	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 3 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	136,056	73,249	589	462	198	126	(3)
Business lending	54,640	35,096	614	414	317	162	23
Sovereign	89,687	1,723	1	1	-	-	-
Bank	27,120	7,758	16	16	-	-	-
Residential mortgages	553,492	130,001	1,657	1,099	394	122	34
Australian credit cards	19,159	4,897	309	235	118	73	83
Other retail	15,646	12,222	582	411	295	172	54
Small business	33,388	16,535	530	362	380	168	20
Specialised Lending	65,798	55,771	769	576	60	29	-
Securitisation	26,935	5,647	-	-	-	-	-
Standardised[2]	17,848	18,502	-	-	55	20	-
Total	1,039,769	361,401	5,067	3,576	1,817	871	211

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
30 September 2019	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 12 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	139,173	74,807	523	473	135	50	30
Business lending	54,570	35,470	635	431	316	168	54
Sovereign	90,960	2,068	2	2	-	-	-
Bank	28,761	8,339	10	10	-	-	-
Residential mortgages	559,018	131,629	1,642	1,088	414	127	111
Australian credit cards	17,541	5,089	328	248	121	80	340
Other retail	15,951	12,395	582	417	283	165	354
Small business	33,365	16,090	512	351	367	152	78
Specialised Lending	65,553	55,262	748	557	69	29	13
Securitisation	26,774	5,749	-	-	-	-	-
Standardised[2]	22,512	20,966	-	-	58	21	2
Total	1,054,178	367,864	4,982	3,577	1,763	792	982

				Regulatory
				Expected		Specific	Actual
		Risk	Regulatory	Loss for		Provisions	Losses for
31 December 2018	Exposure	Weighted	Expected	non-defaulted	Impaired	for Impaired	the 3 months
$m	at Default	Assets	Loss[1]	exposures	Loans	Loans	ended
Corporate	134,917	72,452	532	476	68	22	-
Business lending	54,663	35,367	673	433	274	170	8
Sovereign	75,439	1,616	2	2	-	-	-
Bank	24,255	6,440	8	8	-	-	-
Residential mortgages	556,171	130,307	1,574	1,055	387	138	21
Australian credit cards	19,713	6,136	354	297	91	69	74
Other retail	17,116	13,650	635	464	301	172	73
Small business	33,336	16,454	506	338	185	76	11
Specialised Lending	66,184	55,753	820	568	138	54	-
Securitisation	26,896	5,735	-	-	-	-	-
Standardised[2]	17,962	17,263	-	-	19	8	-
Total	1,026,652	361,173	5,104	3,641	1,463	709	187

[1] Includes regulatory expected losses for defaulted and non-defaulted exposures. [2] Includes mark-to-market related credit risk.

Westpac Group December 2019 Pillar 3 Report | 13

Pillar 3 report Credit risk exposures

Exposure at Default by major type

31 December 2019	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[1]
Corporate	62,314	60,621	13,121	136,056	137,615
Business lending	42,111	12,529	-	54,640	54,605
Sovereign	79,117	1,773	8,797	89,687	90,323
Bank	15,811	2,133	9,176	27,120	27,940
Residential mortgages	485,438	68,054	-	553,492	556,255
Australian credit cards	8,651	10,508	-	19,159	18,350
Other retail	12,143	3,503	-	15,646	15,799
Small business	26,411	6,977	-	33,388	33,376
Specialised lending	53,903	10,034	1,861	65,798	65,676
Securitisation[2]	21,740	5,085	110	26,935	26,855
Standardised	12,985	1,123	3,740	17,848	20,180
Total	820,624	182,340	36,805	1,039,769	1,046,974

30 September 2019	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	12 months ended[3]
Corporate	63,994	58,903	16,276	139,173	134,619
Business lending	42,385	12,185	-	54,570	54,532
Sovereign	80,891	1,711	8,358	90,960	81,034
Bank	16,291	2,026	10,444	28,761	25,672
Residential mortgages	485,049	73,969	-	559,018	557,762
Australian credit cards	8,720	8,821	-	17,541	18,847
Other retail	12,415	3,536	-	15,951	16,628
Small business	26,520	6,845	-	33,365	33,326
Specialised lending	52,745	10,761	2,047	65,553	65,495
Securitisation[2]	22,559	4,037	178	26,774	26,683
Standardised	13,459	1,131	7,922	22,512	18,657
Total	825,028	183,925	45,225	1,054,178	1,033,255

31 December 2018	On balance	Off-balance sheet		Total Exposure	Average
$m	sheet	Non-market related	Market related	at Default	3 months ended[4]
Corporate	66,392	57,112	11,413	134,917	131,868
Business lending	41,697	12,966	-	54,663	54,258
Sovereign	70,929	1,817	2,693	75,439	77,235
Bank	14,668	2,315	7,272	24,255	23,952
Residential mortgages	480,607	75,564	-	556,171	554,765
Australian credit cards	9,763	9,950	-	19,713	19,676
Other retail	13,529	3,587	-	17,116	17,115
Small business	26,168	7,168	-	33,336	33,279
Specialised lending	53,402	11,911	871	66,184	66,807
Securitisation[2]	21,754	5,009	133	26,896	27,272
Standardised	13,807	1,240	2,915	17,962	18,064
Total	812,716	188,639	25,297	1,026,652	1,024,291

[1]     Average is based on exposures as at 31 December 2019 and 30 September 2019.

[2]     The EAD associated with securitisations is for the banking book only.

[3]     Average is based on exposures as at 30 September 2019, 30 June 2019, 31 March 2019, 31 December 2018, and 30 September 2018.

[4]  Average is based on exposures as 31 December 2018 and 30 September 2018.

14 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Credit risk exposures

Loan impairment provisions

APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All Individually Assessed Provisions (IAP) raised under Australian Accounting Standards (AAS) are classified as specific provisions. All Collectively Assessed Provisions (CAP) raised under AAS are either classified into specific provisions or a GRCL.

31 December 2019		A-IFRS Provisions		GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	483	388	871	NA	871
for defaulted but not impaired loans	NA	558	558	NA	558
For Stage 2	NA	1,246	1,246	NA	1,246
Total Specific Provision[1]	483	2,192	2,675	NA	2,675
General Reserve for Credit Loss[1]	NA	1,303	1,303	NA	1,303
Total provisions for ECL	483	3,495	3,978	NA	3,978

30 September 2019		A-IFRS Provisions		GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	412	380	792	NA	792
for defaulted but not impaired loans	NA	554	554	NA	554
For Stage 2	NA	1,234	1,234	NA	1,234
Total Specific Provision[1]	412	2,168	2,580	NA	2,580
General Reserve for Credit Loss[1]	NA	1,344	1,344	NA	1,344
Total provisions for ECL	412	3,512	3,924	NA	3,924

31 December 2018		AAS Provisions		GRCL	Total Regulatory
$m	IAPs	CAPs	Total	Adjustment	Provisions
Specific Provisions
for impaired loans	426	283	709	NA	709
for defaulted but not impaired loans	NA	663	663	NA	663
for Stage 2	NA	1,255	1,255	NA	1,255
Total Specific Provisions[1]	426	2,201	2,627	NA	2,627
General Reserve for Credit Loss[1]	NA	1,439	1,439	NA	1,439
Total provisions for impairment charges	426	3,640	4,066	NA	4,066

[1] Provisions classified according to APRA’s letter dated 4 July 2017 “Provisions for regulatory purposes and AASB 9 financial instruments”.

Westpac Group December 2019 Pillar 3 Report | 15

Pillar 3 report Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac’s asset categories.1

			Specific	Specific	Actual
31 December 2019	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired[1]	Loans	Impaired Loans	Impaired Loans	3 months ended
Corporate	94	198	126	64%	(3)
Business lending	430	317	162	51%	23
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,732	394	122	31%	34
Australian credit cards	-	118	73	62%	83
Other retail	-	295	172	58%	54
Small business	371	380	168	44%	20
Specialised lending	273	60	29	48%	-
Securitisation	-	-	-	-	-
Standardised	72	55	20	36%	-
Total	4,972	1,817	871	48%	211

			Specific	Specific	Actual
30 September 2019	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired[1]	Loans	Impaired Loans	Impaired Loans	12 months ended
Corporate	98	135	50	37%	30
Business lending	455	316	168	53%	54
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,839	414	127	31%	111
Australian credit cards	-	121	80	66%	340
Other retail	-	283	165	58%	354
Small business	345	367	152	41%	78
Specialised lending	279	69	29	42%	13
Securitisation	-	-	-	-	-
Standardised	72	58	21	36%	2
Total	5,088	1,763	792	45%	982

			Specific	Specific	Actual
31 December 2018	Defaulted	Impaired	Provisions for	Provisions to	Losses for the
$m	not impaired[1]	Loans	Impaired Loans	Impaired Loans	3 months ended
Corporate	87	68	22	32%	-
Business lending	308	274	170	62%	8
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	3,235	387	138	36%	21
Australian credit cards	-	91	69	76%	74
Other retail	-	301	172	57%	73
Small business	257	185	76	41%	11
Specialised lending	318	138	54	39%	-
Securitisation	-	-	-	-	-
Standardised	77	19	8	42%	-
Total	4,282	1,463	709	48%	187

1 Includes items past 90 days not impaired.

16 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Securitisation

Banking book summary of securitisation activity by asset type

For the 3 months ended
31 December 2019	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	370	-
Credit cards	-	-
Auto and equipment finance	81	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	451	-

For the 12 months ended
30 September 2019	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	30,899	-
Credit cards	-	-
Auto and equipment finance	600	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	31,499	-

For the 3 months ended
31 December 2018	Amount	Recognised gain or
$m	securitised	loss on sale
Residential mortgages	5,892	-
Credit cards	-	-
Auto and equipment finance	295	-
Business lending	-	-
Investments in ABS	-	-
Other	-	-
Total	6,187	-

Westpac Group December 2019 Pillar 3 Report | 17

Pillar 3 report Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

31 December 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,806	38	8,844
Liquidity facilities	-	-	288	288
Funding facilities	2,967	-	1,077	4,043
Underwriting facilities	-	-	-	-
Lending facilities	512	-	217	729
Warehouse facilities	9,456	-	3,575	13,031
Total	12,935	8,806	5,195	26,935

30 September 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,685	37	8,722
Liquidity facilities	147	-	384	531
Funding facilities	2,989	-	1,054	4,043
Underwriting facilities	-	-	-	-
Lending facilities	428	-	169	597
Warehouse facilities	10,310	-	2,571	12,881
Total	13,874	8,685	4,215	26,774

31 December 2018	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	9,164	33	9,197
Liquidity facilities	-	-	250	250
Funding facilities	2,377	-	1,379	3,756
Underwriting facilities	-	-	-	-
Lending facilities	9	-	8	17
Warehouse facilities	10,086	-	3,590	13,676
Total	12,473	9,164	5,259	26,896

18 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type1

31 December 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	55	-	55
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	109	109
Other derivatives	-	-	18	18
Total	-	55	127	182

30 September 2019	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	44	-	44
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	59	59
Other derivatives	-	-	13	13
Total	-	44	72	116

31 December 2018	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	54	-	54
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	65	65
Other derivatives	-	-	27	27
Total	-	54	92	146

1     EAD associated with trading book securitisation is not included in EAD by major type on page 14. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

Westpac Group December 2019 Pillar 3 Report | 19

Pillar 3 report Liquidity Coverage Ratio

Liquidity Coverage Ratio (LCR)

Westpac’s LCR as at 31 December 2019 was 130%1 (30 September 2019: 127%) and the average LCR for the quarter was 132%2 (30 September 2019: 132%).

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) from the Reserve Bank of Australia and additional qualifying Reserve Bank of New Zealand securities. Westpac received approval from APRA for a CLF of $54.0 billion for the calendar year 2019 (2018 calendar year: $57.0 billion). Westpac maintains a portfolio of HQLA and these averaged $87.1 billion over the quarter2.

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. Westpac maintains a buffer over the regulatory minimum of 100%.

	31 December 2019		30 September 2019
	Total unweighted	Total weighted	Total unweighted	Total weighted
$m	value (average)[2]	value (average)[2]	value (average)[2]	value (average)[2]
Liquid assets, of which:
1 High-quality liquid assets (HQLA)		87,120		85,420
2 Alternative liquid assets (ALA)		47,950		47,985
3 Reserve Bank of New Zealand (RBNZ) securities		8,098		7,272

Cash Outflows
4 Retail deposits and deposits from small business customers, of which:	250,147	22,638	240,156	21,809
5 Stable deposits	121,356	6,068	116,023	5,801
6 Less stable deposits	128,791	16,570	124,133	16,008

7 Unsecured wholesale funding, of which:	131,192	65,100	131,064	64,923
8 Operational deposits (all counterparties) and deposits in networks for cooperative banks	50,784	12,624	50,081	12,450
9 Non-operational deposits (all counterparties)	68,156	40,224	69,068	40,558
10 Unsecured debt	12,252	12,252	11,915	11,915

11 Secured wholesale funding		1		2

12 Additional requirements, of which:	188,922	25,166	188,678	25,306
13 Outflows related to derivatives exposures and other collateral requirements	10,856	10,856	10,908	10,908
14 Outflows related to loss of funding on debt products	183	183	241	241

15 Credit and liquidity facilities	177,883	14,127	177,529	14,157

16 Other contractual funding obligations	1,256	1,256	763	763
17 Other contingent funding obligations	42,224	3,630	44,415	3,927

18 Total cash outflows		117,791		116,730

Cash inflows
19 Secured lending (e.g. reverse repos)	7,730	-	8,102	-
20 Inflows from fully performing exposures	11,734	6,910	11,508	6,786
21 Other cash inflows	2,642	2,642	3,114	3,114
22 Total cash inflows	22,106	9,552	22,724	9,900

23 Total liquid assets		143,168		140,677
24 Total net cash outflows		108,239		106,830
25 Liquidity Coverage Ratio (%)		132%		132%
Number of data points used		65		67

[1] Calculated as total liquid assets divided by total net cash outflows. [2] Calculated as a simple average of the daily observations over the quarter.

20 | Westpac Group December 2019 Pillar 3 Report

Pillar 3 report Appendix I - APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements outlined in Attachment C of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements
Paragraph 49		Summary leverage ratio	12

Attachment C
Table 3: Capital Adequacy	(a) to (e)	Capital requirements	10
	(f)	Westpac’s capital adequacy ratios	8
		Capital adequacy ratios of major subsidiary banks	8

Table 4: Credit Risk - general disclosures	(a)	Exposure at Default by major type	14
	(b)	Impaired and past due loans	16
	(c)	General reserve for credit loss	15

Table 5: Securitisation exposures	(a)	Banking Book summary of securitisation activity by asset type	17
	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	18
		Trading Book summary of on and off-balance sheet securitisation by exposure type	19

Attachment F
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	20

Exchange rates

The following exchange rates were used in this report, and reflect spot rates for the period end.

	$31 December 2019	30 September 2019	31 December 2018
USD	0.7005	0.6755	0.7062
GBP	0.5340	0.5493	0.5564
NZD	1.0410	1.0791	1.0518
EUR	0.6252	0.6176	0.6180

Westpac Group December 2019 Pillar 3 Report | 21

Pillar 3 report Disclosure regarding forward-looking statements

This report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

●     the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

●     regulatory investigations, and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy;

●     internal and external events which may adversely impact Westpac’s reputation;

●     information security breaches, including cyberattacks;

●     reliability and security of Westpac’s technology and risks associated with changes to technology systems;

●     the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

●     market volatility, including uncertain conditions in funding, equity and asset markets;

●     adverse asset, credit or capital market conditions;

●     an increase in defaults in credit exposures because of a deterioration in economic conditions;

●     the conduct, behaviour or practices of Westpac or its staff;

●     changes to Westpac’s credit ratings or to the methodology used by credit rating agencies;

●     levels of inflation, interest rates (including low or negative rates), exchange rates and market and monetary fluctuations;

●     market liquidity and investor confidence;

●     changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries (including as a result of tariffs and protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses;

●     the effects of competition, including from established providers of financial services and from non-financial service entities in the geographic and business areas in which Westpac conducts its operations;

●     the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

●     the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;

●     the incidence or severity of Westpac insured events;

●     the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations;

●     changes to the value of Westpac’s intangible assets;

●     changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

●     the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of new businesses; and

●     various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac refer to ‘Risk factors’ in Westpac’s 2019 Annual Report. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.

22 | Westpac Group December 2019 Pillar 3 Report